As filed with the Securities and Exchange Commission on May 21, 2010

Registration No. 333-165390

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.

(Exact name of Registrant as specified in its charter)

DELAWARE

(State or other jurisdiction of incorporation or organization)

98-0509431

(I.R.S. Employer Identification No.)

13/F, Shenzhen Special Zone Press Tower, Shennan Road

Futian District, Shenzhen, China 518034

(86) 755-8351-0888

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guoshen Tu

Chairman and CEO

13/F, Shenzhen Special Zone Press Tower Shennan Road

Futian District, Shenzhen, China 518034

(86) 755-8351-0888

(Names and addresses, including zip codes, and telephone numbers, including area codes, of agents for service)

With copies to:

Louis A. Bevilacqua, Esq.	Glenn D. Smith, Esq.
Joseph R. Tiano, Esq.	Kaye Scholer LLP
Thomas M. Shoesmith, Esq.	1999 Avenue of the Stars
Pillsbury Winthrop Shaw Pittman LLP	Suite 1700
2300 N Street, N.W.	Los Angeles, CA 90067
Washington, D.C. 20037	(310) 788-1000
(202) 663-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment for an offering pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.001 par share	17,250,000(1)	$87,457,500(2)	$6,236(3)

(1) Amount to be registered includes 2,250,000 shares of common stock issuable by the registrant upon exercise of the underwriters’ over-allotment option.

(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3) Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED May 21, 2010

15,000,000 Shares

Common Stock

China Security & Surveillance Technology, Inc.

We are offering 15,000,000 shares of our common stock. Our common stock is listed on the New York Stock Exchange and NASDAQ Dubai under the symbol “CSR.” On May 6, 2010, the last reported sale price of our common stock on the New York Stock Exchange was $5.07 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 10 of this prospectus.

	Per share	Total
Price to the public	$—	$—
Underwriting discounts	$—	$—
Proceeds to us	$—	$—

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 2,250,000 additional shares from us within 30 days following the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Oppenheimer & Co.	Brean Murray, Carret & Co.

The date of this prospectus is                     , 2010

Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus. We and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are not offering to sell shares of common stock or seeking offers to buy shares of common stock in any jurisdiction where offers and sales are not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock offered hereby.

In this prospectus, unless otherwise indicated, references to “CSR,” “we,” “us,” “our,” “our Company,” or “the Company” are to China Security & Surveillance Technology, Inc., a Delaware corporation, and its consolidated subsidiaries. Unless the context otherwise requires, all references to (i) “PRC” and “China” are to the People’s Republic of China; (ii) “RMB” are to Yuan Renminbi, the legal currency of China; (iii) “U.S. dollar,” “$” and “US$” are to the legal currency of the United States; (iv) “Exchange Act” are to the Securities Exchange Act of 1934, as amended; and (v) “Securities Act” are to the Securities Act of 1933, as amended.

PROSPECTUS SUMMARY

This summary highlights information about us and the offering contained elsewhere in, or incorporated by reference into, this prospectus. It is not complete and may not contain all the information that may be important to you. You should carefully read the entire prospectus, as well as the information incorporated by reference, before making an investment decision, especially the information presented under the heading “Risk Factors” beginning on page 8 of this prospectus, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our most recent Annual Report on Form 10-K and Quarterly Report on 10-Q and any amendments thereto, and our consolidated financial statements which are incorporated by reference.

Our Company

We are a leading integrated security and surveillance solution provider in China. As a “one stop” provider of products and solutions, we design, manufacture, sell, install, service and monitor a full range of electronic security systems primarily to commercial, industrial, education and government customers in China. We sell our solutions, as well as other manufacturers’ systems, through an extensive network of sales offices and independent sales agents throughout China.

Our turnkey solutions typically involve the installation of systems designed to detect intrusion, control access, react to fire, smoke or movement, record environmental conditions, provide emergency alerts and provide data management and emergency response. We typically develop solutions as modular systems that may be enhanced or expanded over time and usually include detectors, access controllers, cameras (such as high speed dome video), digital video recorders, monitors, video displays and other accessories that are managed and controlled by sophisticated software.

We also provide stand alone or customizable solutions that include access controls for sensitive areas, such as offices or banks, as well as video surveillance systems designed to deter theft and fraud, help protect employees and customers or provide remote monitoring of public or sensitive locations, such as roadways or penal facilities.

Our revenues have been generated primarily from:

•	installation of our security and surveillance systems;

•	manufacturing our products and components for sales; and

•	sales of our products and solutions and those of select third parties.

A majority of our revenues are generated by our installation segment. This segment provides complete project management services for our customers, including solution design, system production and installation and warranty maintenance. In 2009, we completed over 50 installation projects that accounted for 76.1% of our revenues (and 72.9% in 2008). Through this segment we are also a government recommended vendor under China’s Safe City (or Plan 3111) initiative, which requires 660 cities throughout China to install and use street surveillance systems.

Most of the hardware we use in our systems is manufactured by us, although we rely on third parties to assemble the final products. We also provide hardware to the aftermarket for use as replacements or as components in other security systems. Our manufacturing segment provided 15.1% of our revenue in 2009 and 18.4% in 2008.

We sell our products and solutions through 140 sales offices covering almost all of China’s metropolitan or industrial areas. Our use of sales offices is intended to increase our brand recognition and improve market share. We also use a network of independent sales agents throughout China who often provide strategic regional customer relationships and specific product or system expertise. The distribution segment provided 8.8% of our revenue in 2009 and 8.7% in 2008.

In 2009 we established a services segment to leverage our existing customer base and reputation by providing remote monitoring services, first response to alarm, technical assistance and upgrades and offsite data management. We believe we are the first non-governmental professional surveillance and safety service provider in China, although this segment has not yet produced any significant revenues.

We also established a software segment in 2009 that develops software products to manage and control our systems. We are capable of offering “bundled” solutions for our customers, integrating hardware and software, and are also capable of selling the software as an unbundled option for use in systems not designed or sold by us. We believe this further expands our offered solutions for customers and continues to enhance our brand name. This segment has not yet produced significant revenues.

We have experienced strong growth over the past several years. From 2007 to 2009, our total revenue increased from $240.2 million to $580.9 million, representing a Compound Annual Growth Rate (“CAGR”) of 55.5%. Our net income has grown at a 26.6% CAGR from $35.3 million in 2007 to $56.6 million in 2009.

Our objective is to be the leading integrated security and surveillance solution provider in China and to use our expertise to expand into additional markets. We will continue to leverage our core strengths to expand our product and service offerings and enter into new markets. We intend to drive growth through strategic acquisitions, ongoing product enhancement and increased marketing efforts to capitalize upon our successful track record of completed projects.

Our Industry

The Security Industry Association estimates the industrial output value of the Chinese electronic physical protection system (EPS) market was 65.6 billion RMB ($8.6 billion) in 2007. The Chinese EPS market primarily consists of video surveillance equipment, burglar alarms and access control products. According to Sinotrust International, product manufacturing accounted for 52% of the total Chinese EPS market (or $4.5 billion), of which video surveillance systems accounted for approximately 60% (or $2.7 billion); burglar alarm systems accounted for 22% (or $987 million); and access control systems accounted for approximately 10% (or $447 million).

Our industry remains fragmented with an estimated 22,000 EPS providers in China in 2007. The Security Industry Association estimates approximately 15,000 participants were EPS project contractors and system integrators, 4,500 were EPS manufacturers, 2,300 were agents and distributors and 350 were operation service enterprises. The main consumers of security and surveillance products in China are governmental entities (customs agencies, courts, public security bureaus and prisons), non-profit organizations (schools, museums, sports arenas and libraries) and commercial entities (airports, hotels, real estate, banks, mines, railways, highways, supermarkets and entertainment venues).

We believe the safety industry in China is still nascent, and no company has obtained a dominant position. We compete with multiple China-based companies across all of our business segments, including consumer electronics, telecommunications, distribution and software companies. Additional competition comes from international companies, some of which are larger than we are. However, we believe our competitive prices and established distribution networks in China may give us a competitive advantage. We have developed a range of product and service offerings, brand recognition, capital resources, relatively low labor costs and distribution channels to allow us to compete effectively in our market.

The Security Industry Association estimates the EPS market has grown between 20% and 30% over the past few years. We believe the industry is well positioned to continue to grow at comparable rates due to regulatory, economic, social, environmental and government stimulus-related factors. Key growth drivers include the following:

•

Favorable Regulatory Changes. Growing governmental involvement to improve safety across China is creating significant demand for new security and surveillance solutions. Representative governmental initiatives include:

•	the “Safe City” initiative, which will continue to be a source of revenue for us over the next five to ten years;

•	a recent mandate in Shanghai, that all retail enterprises install security and surveillance systems in order to obtain a business license;

•	State Ordinance 458, requiring entertainment-related operators in China have video-monitoring systems covering entrances, exits and main corridors; and

•	a recent mandate requiring that the more than 24,000 coal mines throughout China be equipped with security and surveillance technology.

•

Growing Demand from Corporations and the Private Sector. With the continuing growth of the Chinese economy, demand for safety solutions is expanding into additional industries. For instance, manufacturers within China are more frequently integrating their facilities’ IT systems with security and protection systems to improve risk management and asset protection. Likewise, urbanization and the ongoing growth in the Chinese real estate sector is driving demand for video surveillance and alarm systems in newly constructed or renovated residential communities.

•

Government Stimulus. In 2008, China’s State Council approved a $586 billion plan to invest in infrastructure and social welfare. We expect part of the spending under the stimulus plan will provide local governments with resources to fund their public security projects.

•

Heightened Environmental Awareness. In March 2006, China announced its 11th Five-Year Plan that set new pollution reduction standards, targeting a 20% reduction in energy consumption per unit of GDP and a 10% reduction in industry expulsion of pollutant particles by 2010. The implementation of pollution detection systems and environmental surveillance systems in industrial areas can help meet these goals. Moreover, according to the report Environmental Sensing and Monitoring Technologies: Global Markets, June 2009 (BCC Research), the global market for environmental sensing and monitoring technologies was valued at $9.1 billion in 2008 and an estimated $10.1 billion in 2009. This market is expected to reach $13 billion in 2014, representing a compound annual growth rate of 5.2%.

Our Competitive Strengths

Full Solutions Provider with One Stop Shop Business Model. We provide a full suite of security and surveillance solutions for our customers. Through our manufacturing, installation and service segments, we offer customers a “one-stop” solution that addresses their most common safety needs. We believe this strength distinguishes us from most of our competitors, who tend to focus on either product manufacturing, product distribution or system integration or installation. We also believe our extensive design and engineering capabilities and broad product offering are an important differentiator as the security needs of our customers continue to become increasingly complex. Customers continue to demand more technologically advanced solutions, creating the need for full-service sophisticated solution providers such as ourselves.

Extensive Sales and Distribution Network. Our distribution and sales network covers most of China’s populated areas. Our subsidiaries collectively have more than 140 branch offices and distribution points. While most of our products are sold through our own distribution network, we have established strategic relationships with independent sales agents in targeted geographic regions to further enhance our distribution capabilities. Our independent sales agents often have local customer relationships and specific product and operating knowledge that we believe is a differentiator within those specific geographic markets.

Diversified, Stable Customer Base. We have a diversified customer base. We do not rely on any particular region for our business and no one single customer accounted for more than 10% of our total revenue in 2009. With approximately half of our 2009 revenues derived from government payees, payment defaults have been nominal. Governmental projects are typically announced well in advance for bidding and are long term with multiple stages. This means that we have strong visibility into our backlog as well as for potential new orders.

Ability to Identify, Acquire and Integrate Strategic Targets. Over the past three years, we have completed 14 acquisitions. Each acquisition has furthered our strategic plan by providing us access into new end markets, broadening our solutions offered or expanding into new geographic regions throughout China. We are experienced at integrating acquisitions and believe multiple additional acquisition opportunities exist.

Highly Skilled Workforce with a Focus on Research and Development (“R&D”). As of December 31, 2009, we had approximately 3,500 employees, of which a majority held bachelor’s degrees and most of these employees majored in computer science. We believe our employee base is unique in China and will continue to be a competitive advantage, as customers migrate to more complex integrated security solutions. Additionally, we invest heavily in R&D. We currently have more than 340 employees devoted to R&D activities and have three dedicated R&D centers located in Shenzhen, Wuhan and Hangzhou, China. We spent approximately $2.86 million on R&D activities in 2009. We also benefit from a long term strategic collaboration with Beijing University, under which we provide funding for R&D in the video surveillance and security sectors. We receive usage and IP rights for innovations that are developed through this initiative, and the University of Beijing receives publishing rights. Our R&D efforts allow us to continuously offer new products and innovations to our customer base. We protect the intellectual property that is derived from our R&D efforts through patent protection. As of December 31, 2009, we held 98 patents and had 49 patent applications pending.

Experienced Management Team. Our senior management team has extensive business and industry experience. Mr. Guoshen Tu has been its Chairman and Chief Executive Officer since the Company’s reverse acquisition in 2005. Mr. Tu has extensive experience in the security and surveillance industry. Mr. Tu graduated from Zhejiang University in 1992 with a Masters Degree in Philosophy. Mr. Terence Yap was appointed chief financial officer in early January 2007 after having served as a director of the Company since March 2006 and Vice Chairman since May 2006. From 2002 to 2006, Mr. Yap was president, CEO and director of Digital Network Alliance International, Inc. Prior to 2002, Mr. Yap worked in numerous business development positions at Skyhub Asia Co., Ltd., MCI WorldCom, Tele Media and Hutchison. Mr. Yap holds an MBA from the Chinese University of Hong Kong.

Our Growth Strategy

Our goal is to be the leading total security solutions provider in China. We provide integrated security and surveillance solutions that allow our customers to protect people, assets and communities. We intend to achieve our goal by implementing the following strategies:

Continue to Win Installation Contracts Throughout China. We believe we are well positioned to continue to win new installation contracts in the rapidly growing Chinese surveillance and security industry. Recent governmental initiatives throughout China, including the “Safe City” and “E-City” programs are creating strong demand for our solutions and services by requiring many public and private customers to install and operate surveillance systems. Governmental entities (courts, public courthouses, prisons and public transportation facilities), non-profit organizations (schools, museums and sports arenas) and commercial entities (offices, hotels, airports, banks and supermarkets) are increasingly installing security and surveillance systems in response to these initiatives. In addition, economic development in China is contributing to increased demand for the installation of surveillance and safety solutions across a wide range of additional industries. We believe our scale, technical capabilities, sales and marketing platform, brand name and proven service capabilities uniquely position us to continue to win new installation contracts throughout China.

Develop New Products. We continuously monitor the market and assess opportunities to expand into new and complementary product categories. We leverage our sophisticated research and development teams to innovate, design and commercialize new solutions that address developing market trends. Our market-driven approach to new product development has resulted in a number of successful product introductions. For instance, we launched a new integrated zoom camera (Model CM-CD8001) in 2009. Its integrated advanced technology provides users with high-resolution video for recording and analysis. Unlike existing Megapixel IP cameras, which can experience latency issues due to their use of the Internet for data transmissions, Model CM-CD8001 utilizes traditional high capacity coaxial cable to transmit real-time digital signals without any delay. Additionally, our Model HY-9016HF DVR was launched in November 2009. Model HY-9016HF provides users with real-time playback functions for full D1 standard picture quality. Existing DVRs currently available in the market are not able to provide D1 standard picture quality real-time playback.

Introduce Complementary Services that Address Customers’ Ongoing Needs. As the Chinese security market continues to evolve, demand for ongoing services will grow. We believe that as an incumbent solution provider, responsible for manufacturing and installing systems throughout China, we are well positioned to provide complementary services such as maintenance, monitoring and guarding support for many existing and new customers. These services generate higher margin, recurring revenues and enhance our ability to become a one stop solution provider for customers. For instance, in late 2009, we introduced the first professional surveillance and safety institute in China, responsible for offering courses and ongoing training programs for safety personnel throughout China.

Execute Strategic Acquisitions. We will continue to selectively acquire domestic targets that will enable us to expand into and strengthen our presence in certain geographies, improve our penetration in attractive customer end markets or extend our capabilities into new products, technologies or service offerings. We have a track record of identifying, acquiring and integrating acquisition targets. We intend to continue to identify and pursue strategic targets that we believe are synergistic to our operations and accretive to earnings.

First Quarter 2010 Results

We continued to experience strong demand for our products and services and growth in our revenues during the first quarter of 2010. The surveillance and safety product market in China continued to expand in the first quarter of 2010 due, in part, to several programs and regulatory drivers initiated by the Chinese government, such as State Ordinance 458 and the Safe City program, which require many public places to install security systems, including city-wide surveillance systems, traffic conjunctions, critical government locations, and entertainment related operators.

During the first quarter of 2010, we experienced solid growth in revenues. Revenues increased from $96.42 million for the first quarter of 2009 to $120.19 million for the first quarter of 2010, representing a 24.7% increase. Such increase was mainly attributable to growth in the surveillance and safety market in China, the increased market demand for our products, our increased brand recognition and the acquisition of several companies in 2008 and 2009. Our strategic efforts to increase our distribution channels during 2008 and 2009, and increased working capital from fundraising activities, also allowed us to successfully take advantage of the growth in market demand in this quarter. Historically, the first quarter has generally been a slow quarter for us due to the Chinese New Year holiday and the fourth quarter has generally been our strongest quarter. Management expects this trend to continue in 2010 and that revenue growth will remain strong for the remainder of 2010.

Net income increased $1.28 million, or 64.0%, to $3.28 million for the three months ended March 31, 2010 from $2.00 million for the same period in 2009. As a percentage of revenues, net income increased to 2.8% for the three months ended March 31, 2010 from 2.1% for the same period in 2009. This percentage increase was mainly due to the decrease of non-cash expenses related to the redemption accretion on our convertible notes.

As of March 31, 2010, we had cash and cash equivalents of $142.29 million. Net cash used in operating activities was $60.88 million for the three months ended March 31, 2010, as compared to $21.44 million of the net cash provided by operating activities for the same period in 2009. The change in net cash used in operating activities was mainly due to increases in accounts receivables and advances to suppliers. Net cash used in investing activities for the three months ended March 31, 2010 was $7.66 million, which is an increase of $4.85 million from $2.81 million in the same period of 2009. Such increase was primarily due to increased deposits for acquisitions of subsidiaries during the first quarter of 2010. Net cash provided by financing activities in the three months ended March 31, 2010 totaled $56.34 million as compared to $5.95 million used in financing activities in the same period of 2009. The net cash provided by financing activities was mainly attributable to the additional bank loans raised in the first quarter of 2010.

See our unaudited consolidated financial statements and notes to our unaudited consolidated financial statements in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 for a more complete description of our results for the quarter ended March 31, 2010.

Our Corporate History and Corporate Structure

We were originally incorporated in the BVI on April 8, 2002 under the name “Apex Wealth Enterprises Limited.” Prior to our reverse acquisition of China Safetech Holdings Limited, a British Virgin Islands corporation, or Safetech, in September 2005, our business strategy and ownership changed several times. In September 2005, we acquired all of the capital stock of Safetech in exchange for shares of our capital stock. This share exchange transaction resulted in a change of the ownership control of the Company. As a result of the Safetech acquisition and series of subsequent acquisitions of PRC surveillance and safety companies, our business became the business of our indirect, wholly-owned Chinese subsidiaries. In November 2006, we changed our domicile from the BVI to Delaware by merging into a newly incorporated Delaware corporation, China Security & Surveillance Technology, Inc. We are currently headquartered in Shenzhen, China. All of our business operations are conducted through our Chinese subsidiaries.

Corporate Information

Our principal executive offices are located at 13/F, Shenzhen Special Zone Press Tower, Shennan Road, Futian District, Shenzhen, People’s Republic of China, 518034 and our telephone number at that address is (86) 755-8351-0888. Our principal website is located at http://www.csst.com. The information on our website is not part of this prospectus.

The following summary contains basic information about this offering of our common stock, and it is not intended to be complete. It does not contain all of the information that is important to you. For a more complete understanding of our common stock, please refer to the section of the accompanying prospectus entitled “Description of Capital Stock.”

The Offering

Common stock offered by us	15,000,000 shares

Common stock to be outstanding immediately after the offering	84,063,257 shares

New York Stock Exchange and NASDAQ Dubai symbol	“CSR”

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including future capacity expansion, strategic acquisitions, capital expenditures and research and development expenditures. We may also use a portion of net proceeds from this offering to repurchase or repay our Tranche B Zero Coupon Guaranteed Senior Unsecured Notes. See “Use of Proceeds”.

Risk factors	Please see “Risk Factors” starting on page 8 to read about factors you should consider carefully before deciding to invest in shares of our common stock.

The total number of shares of common stock that will be outstanding after this offering is based on the number of shares of common stock outstanding as of May 6, 2010 and does not include 3,528,302 shares of common stock issuable upon exercise of the Company’s warrants having a weighted average exercise price of $8.72.

Unless otherwise indicated, the information in this prospectus reflects and assumes no exercise by the underwriters of their option to purchase additional shares of common stock from us to cover over-allotments.

You should carefully consider the information under “Risk Factors” and the other information contained in this prospectus, the documents incorporated by reference herein and any “free writing prospectus” we authorize to be delivered to you before making your investment decision.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

This section presents our summary consolidated financial data and should be read in conjunction with “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2009 and “Item 1. Financial Statements” and “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Quarterly Report on Form 10-Q for the three months ended March 31, 2010. The selected consolidated financial data in this section is not intended to replace our consolidated financial statements.

We derived the statement of operations data and statement of cash flows data for the years ended December 31, 2009, 2008 and 2007, and balance sheet data as of December 31, 2009 and 2008 from the audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009. We derived the balance sheet data as of December 31, 2007 from the audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008. We derived the statement of operations data and statement of cash flows data for the three months ended March 31, 2010 and 2009, and the balance sheet data as of March 31, 2010 from our unaudited consolidated financial statements and related notes included in our Quarterly Report on Form 10-Q for the period ended March 31, 2010. We derived the balance sheet data as of March 31, 2009 from the unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2009. The unaudited interim period financial information, in our opinion, includes all adjustments that are normal and recurring in nature and necessary for a fair presentation for the periods shown. Results for the three months ended March 31, 2010 are not necessarily indicative of the results to be expected for the full fiscal year.

	For the Years Ended December 31,			For the Three Months Ended March 31,
	2009	2008	2007	2010	2009
				(unaudited)
	($ in thousands, except for share and per share amounts)
Revenue	$580,870	$427,354	$240,188	$120,190	$96,416
Cost of goods sold(1)	438,005	306,813	170,649	91,211	71,390

Gross profit	142,865	120,541	69,539	28,979	25,026
Selling and marketing	12,496	12,056	5,622	2,714	2,714
General and administrative(2)	52,677	42,295	16,442	16,322	11,507
Depreciation and amortization	11,731	8,729	4,824	2,908	2,822

Income from operations	65,961	57,461	42,651	6,963	7,983
Interest income	215	218	374	78	29
Gain on modification of convertible notes	9,315	—	—	—	—
Interest expense	(19,731)	(21,765)	(15,011)	(2,295)	(6,037)
Other income, net	2,500	2,236	2,530	246	229
Rental income from related parties	—	—	483	—	—
Gain on disposal of land use rights and properties	—	—	13,632	—	—

Income before income taxes	58,260	38,150	44,659	4,992	2,204
Income taxes	(1,733)	(5,580)	(9,291)	(1,717)	(202)
Net income	56,527	32,570	35,368	3,275	2,002
Add: Net loss (income) attributable to the noncontrolling interest	—	33	(49)	2	11

Net income attributable to the Company	$56,577	$32,603	$35,319	$3,277	$2,013

Net income per share attributable to the Company’s common shareholders
Basic	$1.10	$0.73	$0.95	$0.05	$0.04
Diluted	$1.01	$0.72	$0.91	$0.05	$0.04
Weighted average number of shares outstanding
Basic	51,317,000	44,721,000	37,369,000	63,961,000	45,041,000
Diluted	56,171,000	45,284,000	38,795,000	68,369,000	49,362,000

	For the Years Ended December 31,			For the Three Months Ended March 31,
	2009	2008	2007	2010	2009
				(unaudited)
	($ in thousands, except for share and per share amounts)
Balance Sheet Data
Working capital	$304,147	$231,935	$159,728	$291,122	$241,901
Current assets	547,038	351,523	212,934	605,144	390,515
Total assets	773,558	574,216	377,403	835,932	616,030
Current liabilities	242,891	119,588	53,206	314,022	148,614
Total liabilities	294,193	269,997	177,605	344,842	302,962
Total equity	479,365	304,219	199,802	491,090	313,068
Statement of Cash Flows Data
Net cash provided by (used in)
Operating Activities	$52,603	$(39,100)	$16,982	$(60,878)	21,435
Investing Activities	(19,486)	(23,372)	(82,966)	(7,656)	(2,805)
Financing Activities	75,539	13,536	120,672	56,337	5,945

(1) Includes depreciation and amortization for the years ended December 31, 2009, 2008 and 2007 of $1,009, $762 and $216, respectively and for the three months ended March 31, 2010 and 2009 of $254 and $241, respectively.

(2) Includes non-cash employee compensation for the years ended December 31, 2009, 2008 and 2007 of $18,087, $13,837 and $4,157, respectively and for the three months ended March 31, 2010 and 2009 of $8,326 and $4,218, respectively.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to purchase our common stock. In addition, you should carefully consider, among other things, the matters discussed under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2009, any amendments filed thereto, and in other documents that we subsequently file with the Securities and Exchange Commission, all of which are incorporated by reference in this prospectus. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-Looking Statements.”

Risks Related to Company Business

We finance part of our working capital needs through short term loans.

We have various short term loan notes from domestic Chinese banks to finance our working capital needs. As of March 31, 2010, such loan notes amounted to $134 million, of which approximately $35.9 million will be payable in the remaining months of 2010 and approximately $98.2 million will be payable in 2011. Our inability to renew these loan notes upon maturity may cause us working capital constraints.

Seasonality affects our operating results.

Our sales are affected by seasonality. Our revenues are higher in the second half of the year than in the first half of the year because fewer projects are undertaken during and around the Chinese spring festival. Management expects the same trend to continue in 2010.

Our success relies on our management’s ability to understand the highly evolving surveillance and safety industry.

The Chinese surveillance and safety industry is nascent and rapidly evolving. Therefore, it is critical that our management is able to understand industry trends and make good strategic business decisions. If our management is unable to identify industry trends and act in response to such trends in a way that is beneficial to us, our business may be adversely affected.

If we are unable to respond to the rapid changes in our industry and changes in our customer’s requirements and preferences, our business, financial condition and results of operations could be adversely affected.

If we are unable, for technological, legal, financial or other reasons, to adapt in a timely manner to changing market conditions or customer requirements, we could lose market shares and customers. The surveillance and safety industry is characterized by rapid technological change. Sudden changes in customer requirements and preferences, the frequent introduction of new products and services embodying new technologies and the emergence of new industry standards and practices could render our existing products, services and systems obsolete. The emerging nature of products and services in the surveillance and safety industry and their rapid evolution will require that we continually improve the performance, features and reliability of our products and services. Our success will depend, in part, on our ability to:

•	enhance our existing products and services;

•

anticipate changing customer requirements by designing, developing, and launching new products and services that address the increasingly sophisticated and varied needs of our current and prospective customers; and

•	respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

The development of additional products and services involves significant technological and business risks and requires substantial expenditures and lead time. If we fail to introduce products with new technologies in a timely manner, or adapt our products to these new technologies, our business, financial condition and results of operations could be adversely affected. We cannot assure you that even if we are able to introduce new products or adapt our products to new technologies that our products will gain acceptance among our customers. In addition, from time to time, we or our competitors may announce new products, product enhancements or technological innovations that have the potential to replace or shorten the life cycles of our existing products, and that may cause customers to refrain from purchasing our existing products, resulting in inventory obsolescence.

We may not be able to maintain or improve our competitive position among strong competition in the surveillance and safety industry, and we expect this competition to continue to intensify.

The Chinese surveillance and safety industry is highly competitive. In addition, since China joined the World Trade Organization, we also face competition from international competitors. Some of our international competitors are larger than us and possess greater name recognition, assets, personnel, sales and financial resources. These entities may be able to respond more quickly to changing market conditions by developing new products and services that meet customer requirements or are otherwise superior to our products and services and may be able to more effectively market their products than we can because they have significantly greater financial, technical and marketing resources than we do. They may also be able to devote greater resources than we can to the development, promotion and sale of their products. Increased competition could require us to reduce our prices, result in our receiving fewer customer orders, and result in a loss of our market share. We cannot assure you that we will be able to distinguish ourselves in a competitive market. To the extent that we are unable to successfully compete against existing and future competitors, our business, operating results and financial condition could be materially and adversely affected.

Our business and reputation as a manufacturer of high quality surveillance and safety products may be adversely affected by product defects or performance.

We believe that we offer high quality products that are reliable and competitively priced. If our products do not perform to specifications, we might be required to redesign or recall those products or pay substantial damages. Such an event could result in significant expenses, disrupt sales and affect our reputation and that of our products. In addition, product defects could result in substantial product liability. We do not have product liability insurance. If we face significant liability claims, our business, financial condition, and results of operations would be adversely affected.

Our product offerings involve a lengthy sales cycle and we may not anticipate sales levels appropriately, which could impair our profitability.

Some of our products and services are designed for medium to large commercial, industrial and government facilities desiring to protect valuable assets and/or prevent intrusion into high security facilities in China. Given the nature of our products and the customers that purchase them, sales cycles can be lengthy as customers conduct intensive investigations and deliberate between competing technologies and providers. For these and other reasons, the sales cycle associated with some of our products and services is typically lengthy and subject to a number of significant risks over which we have little or no control. If sales in any period fall significantly below anticipated levels, our financial condition and results of operations could suffer.

We may face liability for our failure to respond adequately to alarm activations.

The nature of the services we provide potentially exposes us to greater liability for employee acts or omissions or system failure than may be inherent in other businesses. In the event of litigation with respect to such matters, our financial condition and results of operations could be materially and adversely affected. In addition, the cost of such litigation could have an adverse effect on us.

We have not made our full capital contribution to one of our subsidiaries and may be fined.

One of our operating subsidiaries has approved registered capital of RMB 80 million, of which we have funded RMB 18.4 million. The balance was due by May 8, 2009. In April 2009, we filed an application to reduce the registered capital to RMB 18.4 million. There has been no decision on our application. If our application is denied, we may be required to pay the capital deficiency and be fined 5-15% of the capital deficiency. The subsidiary may also not pass its 2009 annual inspection, which could result in the loss of its business license and ability to conduct business. The subsidiary represented approximately $11.87 million and $2.91 million of our revenues for the year ended December 31, 2009 and the quarter ended March 31, 2010, respectively.

Risks Related to This Offering

The price of our common stock may fluctuate significantly, which could negatively affect us and holders of our common stock.

The trading price of our common stock may fluctuate significantly in response to a number of factors, many of which are beyond our control. For instance, if our financial results are below the expectations of securities analysts and investors, the market price of our common stock could decrease, perhaps significantly. Other factors that may affect the market price of our common stock include announcements relating to significant corporate transactions; fluctuations in our quarterly and annual financial results; operating and stock price performance of companies that investors deem comparable to us; and changes in government regulation or proposals relating to us. In addition, since mid-2008, the U.S. securities markets have experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of companies in these markets. Market fluctuations and broad market, economic and industry factors may negatively affect the price of our common stock, regardless of our operating performance. You may not be able to sell your shares of our common stock at or above the public offering price, or at all. Any volatility of or a significant decrease in the market price of our common stock could also negatively affect our ability to make acquisitions using common stock. Further, if we were to be the object of securities class action litigation as a result of volatility in our common stock price or for other reasons, it could result in substantial costs and diversion of our management’s attention and resources, which could negatively affect our financial results.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

In the future, we may need to raise additional funds through public or private financing, which might include sales of equity securities. The issuance of any additional shares of common stock or securities convertible into, exchangeable for or that represent the right to receive common stock or the exercise of such securities could be substantially dilutive to holders of our common stock. Holders of shares of our common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series. The market price of our common stock could decline as a result of sales of shares of our common stock made after this offering or the perception that such sales could occur. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their interests in us.

The market price of our stock may be affected by low volume.

Our common stock has a relatively low average daily volume. The average daily trading volume during the 90 days prior to May 7, 2010 was approximately 1,499,410 shares. Without a significantly larger average trading volume, our common stock will be less liquid than the common stock of companies with higher trading volume, as a result, the trading prices for our common stock may be more volatile.

We do not intend to pay dividends on shares of our common stock for the foreseeable future.

We have never declared or paid any cash dividends on shares of our common stock. We intend to retain any future earnings to fund the operation and expansion of our business and, therefore, we do not anticipate paying cash dividends on shares of our common stock in the foreseeable future.

If the China Securities Regulatory Commission, or CSRC, or another Chinese regulatory agency, determines that CSRC approval is required in connection with this offering, this offering may be delayed or cancelled, or we may become subject to penalties.

On August 8, 2006, six Chinese regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and the State Administration of Foreign Exchange, jointly issued the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This new regulation, among other things, has certain provisions that require offshore special purpose vehicles formed for the purpose of acquiring Chinese domestic companies and directly or indirectly established or controlled by Chinese entities or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock market. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.

It is not clear how the provisions in the new regulation regarding the offshore listing and trading of the securities of a special purpose vehicle apply to us. We believe, based on the interpretation of the new regulation and the practice experience of our Chinese legal counsel, China Commercial Law Firm, that CSRC approval is not required for this offering. Since the new regulation has only recently been adopted, there remains some uncertainty as to how this regulation will be interpreted or implemented. If the CSRC or another Chinese regulatory agency subsequently determines that the CSRC’s approval is required for this offering, we may face sanctions by the CSRC or another Chinese regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of our net proceeds from this offering into China, restrict or prohibit payment or remittance of dividends to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our shares of common stock. The CSRC or other Chinese regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel this offering before settlement and delivery of the shares being offered by us.

Our bank accounts are not insured or protected against loss.

We maintain our cash with various national banks located in China. Our cash accounts are not insured or otherwise protected. Should any bank holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we would lose the cash on deposit with that particular bank.

If relations between the United States and China worsen, investors may be unwilling to hold or buy our stock and our stock price may decrease.

At various times during recent years, the United States and China have had significant disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the United States and China, whether or not directly related to our business, could reduce the price of our common stock.

We operate in China through our Wholly Foreign Owned Enterprise (“WFOE”) status initially approved by the local office of the People’s Republic of China Ministry of Commerce (“MOFCOM’s Local Counterpart”). However, we cannot warrant that such approval procedures have been completely satisfied due to a number of reasons, including changes in laws and government interpretations. If we lose our WFOE status for any reason, our business in China may be negatively impacted.

Our operating entities in China have received initial approval from MOFCOM’s Local Counterpart as WFOEs and there may be conditions subsequent to complete and maintain such status. We believe we have satisfied the approval procedures of MOFCOM’s Local Counterpart for having obtained such status. However, the approval procedures of MOFCOM’s Local Counterpart or interpretations of its approval procedures may be different from our understanding or may change. As a result, if we lose our WFOE status for any reason, there may be a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our shares.

We have provisions in our certificate of incorporation that substantially eliminate the personal liability of members of our board of directors for violations of their fiduciary duty of care as a director and that allow us to indemnify our directors and officers. This could make it very difficult for you to bring any legal actions against our directors for such violations or could require us to pay any amounts incurred by our directors or officers in any such actions.

Pursuant to our certificate of incorporation, members of our board of directors will have no liability for breaches of their fiduciary duty of care as a director or officer, except in limited circumstances. This means that you may be unable to prevail in a legal action against our directors even if you believe they have breached their fiduciary duty of care. In addition, our certificate of incorporation and bylaws allow us to indemnify our directors and officers from and against any and all costs, charges and expenses resulting from their acting in such capacities with us. This means that if you were able to enforce an action against our directors or officers, in all likelihood we would be required to pay any expenses they incurred in defending the lawsuit and any judgment or settlement they otherwise would be required to pay.

Certain provisions of our Certificate of Incorporation may make it more difficult for a third party to effect a change-of-control.

Our Certificate of Incorporation authorizes the board of directors to issue up to 10,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the board of directors without further action by the stockholders. These terms may include preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of such common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of the board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent our stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.

Our principal stockholder has the ability to exert significant control in matters requiring a stockholder vote and could delay, deter or prevent a change of control in our company.

As of May 7, 2010, Mr. Guoshen Tu, our Chairman, Chief Executive Officer and Director and our largest stockholder, beneficially owned approximately 24.3% of our outstanding shares. Following completion of this offering, Mr. Guoshen Tu will beneficially own approximately     % of our outstanding shares (    % if the underwriters’ over-allotment option is exercised in full). Mr. Guoshen Tu possesses significant influence over us, giving him the ability, among other things, to effectively control the election of all or a majority of our board of directors and to approve significant corporate transactions. Such stock ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company. Without the consent of Mr. Guoshen Tu, we could be prevented from entering into potentially beneficial transactions if they conflict with our major stockholder’s interests. The interests of this stockholder may differ from the interests of our other stockholders.

Our CEO, Mr. Guoshen Tu, has directly, and indirectly through his affiliate, Whitehorse Technology Limited (“Whitehorse”) pledged a significant portion of his equity interests in our company to secure his and Whitehorse’s obligations under exchangeable notes. A default under the exchangeable notes could result in the noteholders’ foreclosure on the pledged shares and the resultant sale of those shares in the open market. A foreclosure on and sale of such shares would likely cause a significant drop in the price of our common stock and could result in our CEO, who would thereafter have a much smaller equity interest in our company, being less incentized.

Our CEO, Mr. Tu, directly and through his wholly-owned entity, Whitehorse, had pledged an aggregate of 15,508,085 shares of our common stock owned by him and Whitehorse, representing approximately 22.5% of our outstanding common stock, to secure his and Whitehorse’s obligations under certain exchangeable notes. These exchangeable notes also require Mr. Tu and Whitehorse to pledge additional shares or other collateral if the market value of the already pledged shares falls below a certain threshold. These pledged shares represented 92.5% of Mr. Tu’s interest in our company.

On April 28, 2010, Whitehorse and Mr. Tu entered into a notes repurchase and warrant purchase agreement (the “Purchase Agreement”) with the noteholders pursuant to which the exchangeable notes are to be repurchased. Under the Purchase Agreement, Whitehorse agreed, in full satisfaction and discharge of any payment or obligations and a release of the pledged shares, to pay the noteholders a total purchase price equal to $50 million and grant to the noteholders warrants to purchase up to 4.4 million shares of our common stock that were previously pledged by Whitehorse. A copy of the Purchase Agreement was filed as an exhibit to the Schedule 13D/A of Mr. Tu and Whitehorse that was filed with the SEC on April 28, 2010. The Purchase Agreement provides, among other things, that (i) on or prior to May 5, 2010, Whitehorse pay $30 million in exchange for the cancellation of 52% of the exchangeable notes and the return of 8.8 million of the pledged shares, and (ii) at or prior to the earlier of (a) June 15, 2010 and (b) the date that Whitehorse receives debt financing from any financial institution in an amount greater than $35,000,000, Whitehorse will pay the remaining $20 million in exchange for the cancellation of the remaining outstanding exchangeable notes and the return of the remaining 6,708,085 pledged shares. As of the date of this prospectus, Whitehorse has made the first payment of $30 million. If Whitehorse fails to make the last payment of $20 million and issue the warrants, then Whitehorse will be liable to pay $31,000,000 plus interest on such amount at a rate equal to thirty five percent (35%) per annum, accrued from and including June 15, 2010 to but excluding the payment date. In addition, the noteholders’ recourse for repayment will be limited to the remaining 6,708,085 pledged shares. Once the final payment is made, Whitehorse is required to grant the warrants to the noteholders for the purchase of 4.4 million shares of our common stock that are currently pledged by Whitehorse, and Whitehorse agreed to pledge 4.4 million shares that would otherwise be returned to Whitehorse upon making the second payment to satisfy the warrants. Whitehorse has the right to purchase the warrant for $11 million plus interest in certain circumstances through September 30, 2010. Mr. Tu has indicated that Whitehorse intends to exercise the repurchase right at the time of the final payment.

Mr. Tu is seeking to obtain debt financing to make the final payment, including repurchase of the warrants. There can be no assurance that Mr. Tu will obtain financing to make the final payment, including the repurchase of the warrants. If Mr. Tu is able to obtain financing, there can be no assurance the terms will not result in Whitehorse or Mr. Tu pledging all or a substantial portion of their stock as collateral. Such a pledge may result in the loss of all or substantially all of their stock either immediately or over time.

The failure or delay by Whitehorse to promptly meet its payment obligations as described above or any other default by Whitehorse or Mr. Tu under the Purchase Agreement or the warrants or any subsequent financing could result in the sale or other disposition of some or all of the pledged shares. While the noteholders have agreed to a “lock up” period of approximately 90 days from the date of this Prospectus, the lock up may be waived or shortened by the underwriters and may not have any affect on the adverse consequences of a default by Whitehorse or Mr. Tu. A foreclosure and subsequent sale could adversely affect the market price of our common stock and substantially reduce Mr. Tu’s equity ownership interest. If Mr. Tu’s equity ownership is reduced or eliminated, he could become disincentivized and leave the company or not perform as well as he otherwise might have performed if he had retained his equity ownership in our company and could benefit to a greater extent from our stock appreciation.

We may use these proceeds in ways with which you may not agree.

We have considerable discretion in the application of the proceeds of this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in a manner agreeable to you. You must rely on our judgment regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our profitability or increase the price of our shares. The net proceeds may also be placed in investments that do not produce income or that lose value.

FORWARD-LOOKING STATEMENTS

Statements contained in this prospectus, including the documents that are incorporated by reference, that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Also, when we use any of the words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” or similar expressions, we are making forward-looking statements. These forward-looking statements are not guaranteed and are based on our present intentions and on our present expectations and assumptions. These statements, intentions, expectations and assumptions involve risks and uncertainties, some of which are beyond our control, that could cause actual results or events to differ materially from those we anticipate or project. These statements include, among other things, statements relating to:

•	our expectations regarding the market for our surveillance and safety products;

•	our expectations regarding the continued growth of the surveillance and safety industry;

•	our beliefs regarding the competitiveness of our surveillance and safety products;

•	our expectations regarding the expansion of our manufacturing, distribution, and other service capacity;

•	our expectations with respect to increased revenue growth and our ability to achieve profitability resulting from increases in our production volumes;

•	our future business development, results of operations and financial condition;

•	competition from other manufacturers, distributors and services of surveillance and safety products;

•	the loss of any member of our management team;

•	our ability to integrate acquired subsidiaries and operations into existing operations;

•	market conditions affecting our equity capital;

•	our ability to successfully implement our selective acquisition strategy;

•	changes in general economic conditions; and

•	changes in accounting rules or the application of such rules.

Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus or as indicated in the statement. You should not place undue reliance on these forward-looking statements, as events described or implied in such statements may not occur.

Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $             million, after deducting the underwriting discount and other estimated expenses of this offering payable by us.

We expect to use the net proceeds from this offering for general corporate purposes, including future capacity expansion, strategic acquisitions, capital expenditure and research and development expenditures.

We may also use a portion of the proceeds to repurchase or repay the remaining balance of our Tranche B Zero Coupon Guaranteed Senior Unsecured Notes which we issued on September 2, 2009 to finance current operations, fund potential acquisitions and for general corporate purposes. The Notes bear no interest and mature on September 2, 2012.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the New York Stock Exchange and NASDAQ Dubai under the symbol “CSR.” As of May 6, 2010, there were 69,063,257 shares of our common stock issued and outstanding. The following table sets forth for the periods indicated the high and low reported sales prices of our common stock on the New York Stock Exchange.

	Price Range
Years Ended December 31	High	Low
Fiscal 2010
Second Quarter (through May 6, 2010)	$7.82	$4.71
First Quarter	9.04	6.70

Fiscal 2009
Fourth Quarter	$7.82	$4.83
Third Quarter	10.24	5.99
Second Quarter	8.99	3.75
First Quarter	6.47	2.47

Fiscal 2008
Fourth Quarter	$13.44	$4.38
Third Quarter	17.85	13.02
Second Quarter	21.11	13.48
First Quarter	21.85	13.25

CAPITALIZATION

The following table sets forth a summary of our capitalization on a historical basis as of March 31, 2010. The table also summarizes our capitalization on an as adjusted basis assuming: (1) the completion of this offering at an offering price of $             per share, the last reported sale price for our common stock reported on the New York Stock Exchange on                     , 2010; (2) net proceeds to us from this offering of $             after payment of estimated underwriting discounts and commissions and estimated expenses totaling $             ; and (3) the intended application of the net proceeds of this offering as described under “Use of Proceeds.”

You should read this table in conjunction with the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited consolidated financial statements, including the related notes, contained in our Quarterly Report on Form 10-Q for the period ended March 31, 2010, all of which are incorporated by reference in this prospectus.

	As of March 31, 2010
	Actual	As Adjusted
	(unaudited)
	(in thousands)
Cash	$142,293

Debt:
Short-term debt:
Notes payable—short term	$134,040
Obligation under product financing arrangements—short term	5,308
Guaranteed senior unsecured notes payable—short term	36,127

Total short-term debt	175,475

Long-term debt:
Obligation under product financing arrangements—long term	5,168
Guaranteed senior unsecured notes payable—long term	25,192

Total long-term debt	30,360

Total debt	205,835

Equity:
Preferred stock, $0.0001 par value, authorized 10,000,000 shares, 0 shares issued and outstanding	—
Common stock, $0.0001 par value, authorized 290,000,000 shares, issued 68,494,270 shares actual and shares as adjusted	7
Additional paid in capital	293,351
Retained earnings	169,259
Statutory surplus reserve fund	804
Accumulated other comprehensive income	27,689

Total equity of the company	491,110
Noncontrolling interest	(20)

Total equity	491,090

Total capitalization	$696,925

DESCRIPTION OF CAPITAL STOCK

Our certificate of incorporation, as amended, authorizes us to issue 290,000,000 shares of common stock, $.0001 par value per share, and 10,000,000 shares of preferred stock, $.0001 par value per share. As of May 6, 2010, there were 69,063,257 shares of common stock, and no shares of preferred stock, outstanding.

Common Stock. All outstanding common stock is, and any stock issued under this prospectus will be, fully paid and nonassessable. Subject to the rights of the holders of our outstanding preferred stock, holders of common stock:

•	are entitled to any dividends validly declared;

•	will share ratably in our net assets in the event of a liquidation; and

•	are entitled to one vote per share.

The common stock has no conversion rights. Holders of common stock have no preemption, subscription, redemption, or call rights related to those shares.

Preferred Stock. The board of directors has the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series and to fix the rights, preferences, and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, without any further vote or action by the stockholders. Any shares of preferred stock which may be redeemed, purchased or acquired by the Company may be reissued except as otherwise provided by law or by the terms of any series of preferred stock. Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of preferred stock may provide that such series shall be superior or rank equally or be junior to preferred stock of any other series to the extent permitted by law. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation may have the effect of delaying, deferring or preventing a change in control of the Company, which could depress the market price of our common stock. We currently have no shares of preferred stock outstanding.

Anti-Takeover Provisions of Delaware Law and Charter Provisions

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly-held Delaware corporation from engaging in a “business combination,” except under certain circumstances, with an “interested stockholder” for a period of three years following the date such person became an “interested stockholder” unless:

•

before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the interested stockholder becoming an interested stockholder;

•

upon the consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares held by directors who also are officers of the corporation and shares held by employee stock plans; or

•

at or following the time such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

The term “interested stockholder” generally is defined as a person who, together with affiliates and associates, owns, or, within the three years prior to the determination of interested stockholder status, owned,

15% or more of a corporation’s outstanding voting stock. The term “business combination” includes mergers, asset or stock sales and other similar transactions resulting in a financial benefit to an interested stockholder. Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The ability of the board of directors to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof, without further stockholder action, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the board of directors, including takeovers which stockholders may deem to be in their best interests. If takeover attempts are discouraged, temporary fluctuations in the market price of our common stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the ability of our board of directors to issue preferred stock without further stockholder action, including adoption of a stockholders rights plan using preferred stock rights, could also delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if the removal or assumption would be beneficial to our stockholders. These provisions could also discourage or inhibit a merger, tender offer or proxy contests, even if favorable to the interests of stockholders, and could depress the market price of our common stock. In addition, our bylaws may be amended by action of the board of directors.

Limitation of Liability and Indemnification

Article VIII of our certificate of incorporation and Article VII of our bylaws provide for indemnification of our directors, officers, employees and other agents to the fullest extent permitted by law. We also has have entered into indemnification agreements with our independent directors and provide indemnity insurance pursuant to which directors and officers are indemnified against liability or loss under certain circumstances which may include liability or related loss under the Securities Act and the Exchange Act.

Transfer Agent

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

UNDERWRITING

We have entered into an underwriting agreement with the underwriters named below. Oppenheimer & Co. Inc. and Brean Murray, Carret & Co., LLC are acting as representatives of the underwriters. The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

Underwriters	Number of Shares
Oppenheimer & Co. Inc.
Brean Murray, Carret & Co., LLC

Total	15,000,000

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about                     , 2010 against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $            per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $            per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 2,250,000 additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $            , the total proceeds to us will be $            . The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

	Per Share	Total Without Exercise of Over-Allotment Option	Total with Full Exercise of Over-Allotment Option
Oppenheimer & Co. Inc.	$	$	$
Brean Murray, Carret & Co., LLC
Total		$	$

We estimate that our total expenses of the offering, excluding the underwriting discount, will be approximately $            .

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We, our officers and directors have agreed to a 90-day “lock up” with respect to all shares of common stock that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, subject to certain exceptions, for a period of 90 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of Oppenheimer & Co. Inc.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•

Stabilizing transactions—The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

•

Over-allotments and syndicate covering transactions—The underwriters may sell more shares of our common stock in connection with this offering than the number of shares than they have committed to purchase. This overallotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•

Penalty bids—If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

•

Passive market making—Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the New York Stock Exchange or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Electronic Delivery of Preliminary Prospectus: A prospectus in electronic format may be delivered to potential investors by one or more of the underwriters participating in this offering. The prospectus in electronic format will be identical to the paper version of such preliminary prospectus. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part.

Selling Restrictions

BELGIUM

The offering is exclusively conducted under applicable private placement exemptions and therefore it has not been and will not be notified to, and this document or any other offering material relating to the securities has not been and will not be approved by, the Belgian Banking, Finance and Insurance Commission (“Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen”). Any representation to the contrary is unlawful.

Each manager has undertaken not to offer, sell, resell, transfer or deliver directly or indirectly, any securities, or to take any steps relating/ancillary thereto, and not to distribute or publish this document or any other material relating to the securities or to the offering in a manner which would be construed as: (a) a public offering under the Belgian Royal Decree of 7 July 1999 on the public character of financial transactions; or (b) an offering of securities to the public under Directive 2003/71/EC which triggers an obligation to publish a prospectus in Belgium. Any action contrary to these restrictions will cause the recipient and the Company to be in violation of the Belgian securities laws.

FRANCE

Neither this document nor any other offering material relating to the securities has been submitted to the clearance procedures of the Autorité des marchés financiers in France. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this document nor any other offering material relating to the securities has been or will be: (a) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (b) used in connection with any offer for subscription or sale of the securities to the public in France. Such offers, sales and distributions will be made in France only: (i) to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in and in accordance with Articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; (ii) to investment services providers authorised to engage in portfolio management on behalf of third parties; or (iii) in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des marchés financiers, does not constitute a public offer (appel public à l’épargne). Such securities may be resold only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

UNITED KINGDOM/GERMANY/NORWAY/THE NETHERLANDS

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities which are the subject of the offering contemplated by this document may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the managers to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company or any manager of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each manager has represented, warranted and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the FSMA)) received by it in connection with the issue or sale of any securities in circumstances in which section 21(1) of the FSMA does not apply to the Company; and

(b) it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

ISRAEL

In the State of Israel, the securities offered hereby may not be offered to any person or entity other than the following:

(a) a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

(b) a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

(c) an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981;

(d) a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or fro the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(e) a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(f) a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

(g) a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(h) an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

(i) a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

(j) an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

(k) an entity, other than an entity formed for the purpose of purchasing securities in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the securities offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

ITALY

The offering of the securities offered hereby in Italy has not been registered with the Commissione Nazionale per la Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, the securities offered hereby cannot be offered, sold or delivered in the Republic of Italy (“Italy”) nor may any copy of this document or any other document relating to the securities offered hereby be distributed in Italy other than to professional investors (operatori qualificati) as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1 July, 1998 as subsequently amended. Any offer, sale or delivery of the securities offered hereby or distribution of copies of this document or any other document relating to the securities offered hereby in Italy must be made:

(a) by an investment firm, bank or intermediary permitted to conduct such activities in Italy in accordance with Legislative Decree No. 58 of 24 February 1998 and Legislative Decree No. 385 of 1 September 1993 (the “Banking Act”);

(b) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy; and

(c) in compliance with any other applicable laws and regulations and other possible requirements or limitations which may be imposed by Italian authorities.

SWEDEN

This prospectus has not been nor will it be registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities offered hereunder be marketed and offered for sale in Sweden, other than under circumstances which are deemed not to require a prospectus under the Financial Instruments Trading Act (1991: 980). This offering will only be made to qualified investors in Sweden.

HONG KONG

Our shares of common stock may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to our shares of common stock may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our shares of common stock which are or are intended to be disposed of only to persons outside of Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

PEOPLE’S REPUBLIC OF CHINA

This prospectus may not be circulated or distributed in the PRC and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

SINGAPORE

This prospectus has not been registered with the Monetary Authority of Singapore. Accordingly, the underwriters have not offered or sold any shares of our common stock or caused our shares of common stock to be made the subject of an invitation for subscription or purchase and may not offer or sell any shares of our common stock or cause such shares of common stock to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, the prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock, whether directly or indirectly, to persons in Singapore other than (a) to an institutional investor under Section 274 of the SFA, (b) to a relevant person, or any person pursuant to Section 257(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

The underwriters will notify (whether through the distribution of the prospectus or otherwise) each of the following relevant persons specified in Section 275 of the SFA which has subscribed or purchased shares of our common stock from or through that underwriter, namely a person which is:

•

a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor.

Shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired shares of our common stock under Section 275 except:

•

to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA;

•	where no consideration is given for the transfer; or

•	by operation of law.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, Washington, D.C. Kaye Scholer LLP, Los Angeles, California, and Zhong Lun Law Firm, Shenzhen, China, will pass upon certain legal matters for the underwriters. Legal matters as to PRC law will be passed upon for us by China Commercial Law Firm. Pillsbury Winthrop Shaw Pittman LLP may rely upon China Commercial Law Firm with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of the Company for the years ended December 31, 2009, 2008 and 2007 incorporated in this prospectus by reference have been audited by the accounting firm of GHP Horwath, P.C., independent registered public accounting firm, and are incorporated in reliance upon their report dated March 2, 2010, given upon such firm’s authority as experts in auditing and accounting.

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the securities was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the securities offered in this offering, we refer you to the registration statement and to the attached exhibits. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matters involved.

You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of our registration statement from the SEC upon payment of prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Our SEC filings, including the registration statement and the exhibits filed with the registration statement, are also available from the SEC’s website at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are “incorporating by reference” specified documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the documents listed below and any future filings made with the SEC (other than any portion of such filings that are furnished under applicable SEC rules rather than filed) under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, including filings made on or after the date hereof and until termination of the offering to which this prospectus relates:

•	Our Quarterly Report on Form 10-Q for the three months ended March 31, 2010, filed April 26, 2010;

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed March 2, 2010, as amended by the Form 10-K/A filed on March 10, 2010; and

•

The description of our common stock, $0.0001 par value per share, contained in our Registration Statement on Form 8-A, filed on October 26, 2007 pursuant to Section 12(b) of the Exchange Act, as amended.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Our filings with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, are available free of charge on our website at http://www.csst.com as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus. You may also obtain a copy of these filings at no cost by writing or telephoning us at the following address:

China Security & Surveillance Technology, Inc.

13/F, Shenzhen Special Zone Press Tower

Shennan Road, Futian District

Shenzhen, People’s Republic of China, 518034

Attention: Investor Relations

Telephone: (86) 755-8351-0888

Except for the documents incorporated by reference as noted above, we do not incorporate into this prospectus any of the information included in our website.

15,000,000 Shares

China Security & Surveillance

Technology, Inc.

Common Stock

PROSPECTUS

                    , 2010

Oppenheimer & Co.	Brean Murray, Carret & Co.

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following is a statement of estimated expenses, to be paid solely by us, in connection with the issuance and distribution of the securities being registered hereby:

	Amount to be Paid*
SEC Registration Fee	$6,236	**
FINRA Filing Fee	$19,763	**
Printing Fees and Expenses	$5,000
Legal Fees and Expenses	$20,000
Accounting Fees and Expenses	$30,000
Miscellaneous	$2,000

Total	$82,999

* All amounts shown herein, except the SEC registration fee and FINRA filing fee, are estimated. We will pay all of these expenses.

** These amounts were previously paid.

Item 15. Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Our certificate of incorporation provides for the indemnification to the fullest extent permitted by law of any person that it has power to indemnify under Section 145 of the Delaware General Corporation Law from and against any and all of the expenses, liabilities, or other matters referred to in or covered by such section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person. Our bylaws provide that we shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was our director, officer, employee, or agent, or serves or served any other enterprise as a director, officer, employee, or agent at our request. We also have indemnification agreements with our independent directors which require that we indemnify them to the fullest extent permitted by law. Our indemnification agreements with our independent directors also require us to maintain director and officer liability insurance that provides them with the same rights and benefits as are accorded to the most favorably insured of our directors, except under certain circumstances. We currently carry standard director and officer liability insurance. These provisions and policies could result in substantial expenditure by us, which we may be unable to recoup.

Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to provisions of our certificate of incorporation and bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

Item 16. Exhibits.

The list of exhibits in the Exhibit Index to this prospectus is incorporated herein by reference.

Item 17. Undertakings.

The undersigned registrant hereby undertakes that:

(1)	For the purpose of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(3)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(4)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Shenzhen, China on May 21, 2010.

China Security & Surveillance Technology, Inc.

By:	/s/ GUOSHEN TU
Guoshen Tu
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on May 21, 2010.

SIGNATURE	TITLE

/s/ GUOSHEN TU Guoshen Tu	Chairman, Chief Executive Officer and Director (Principal Executive Officer)

/s/ TERENCE YAP Terence Yap	Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)

* Runsen Li	Director

* Peter Mak	Director

* Robert Shiver	Director

* By:	/s/ TERENCE YAP
Terence Yap Attorney-In-Fact

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement.**

3.1	Certificate of Incorporation of the registrant (incorporated by reference to the registrant’s Registration Statement on Form S-4 (Registration No. 333-137752), filed with the SEC on October 3, 2006).

3.2	Certificate of Amendment of Certificate of Incorporation of the registrant (incorporated by reference to the registrant’s Current Report on Form 8-K, filed with the SEC on February 5, 2008).

3.3	By-laws of the registrant (incorporated by reference to the registrant’s Registration Statement on Form S-4 (Registration No. 333-137752), filed with the SEC on October 3, 2006).

5.1	Opinion of Pillsbury Winthrop Shaw Pittman LLP.**

23.1	Consent of GHP Horwath, P.C.**

23.2	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1).

24.1	Power of Attorney.**

** Previously filed.